UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                          Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Guide of Standards & Business Conduct.

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; adverse findings related to the safety and/or efficacy of our products or products sold by our partners; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and any other factors that may affect performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this prospectus to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third-party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. (“AMI”); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange Commission. For a more thorough discussion of the risks associated with our business, see the “Risk Factors” section in our Form 40-F for the year ended December 31, 2006.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward looking statements contained in this report to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

April 18, 2007

By

/s/ K. Thomas Bailey

Name: K. Thomas Bailey

Title:   Chief Financial Officer

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Exhibit

Guide of Standards & Business Conduct

Angiotech is redefining success by striving to create novel medical solutions that elevate the standard of care and improve people’s lives.

The enduring success of Angiotech is dependent on the decisions made every day by the Company’s officers, employees, contract workers and agents.  To be successful, each party must conduct their respective activities based on Angiotech’s core values of honesty, fairness and integrity.

Message from the Chairman

Angiotech’s goals are high.  We are pioneering the science of combining drugs with medical devices and biomaterials to dramatically improve their performance and solve some of health science’s most vexing problems.  Our endeavors are significant.  However of equal importance is how we conduct our affairs on a day to day basis.  To gain the trust of patients and clinicians alike requires that we act with the highest standards of honesty, fairness and integrity.

Our Company now has facilities in six countries and sells and distributes its products around the world.  In order to reach our goals, it is essential that we function with a common set of values.  This guidebook contains the standards by which each of us is expected to conduct our affairs in the business of Angiotech.

A thorough review and understanding of this guidebook is essential to our common goals.  I encourage you to access fellow employees and managers to learn further about our standards of business conduct and the resources available to achieve our common goals.   Each of us is responsible for the promotion of our common values as well as accountable for identifying, addressing and aiding in the resolution of deviations from standard.  The mechanisms are in place for any individual to add value in the pursuit of excellence in how we conduct our business affairs and achieve our goals.  It is everyone’s responsibility to be pro-active in promoting our values and building the kind of company that is viewed not only for its novel medical solutions, but for the common values underlying our inventiveness.

Medical product innovation is a noble endeavor.  Through our collective actions we do and can make an important difference in human healthcare.  I encourage you to live our values and to stand for the advancement of medicine.

Yours truly,

David T. Howard

Chairman of the Board

Angiotech Pharmaceuticals

Guide of Standards and Business Conduct

Governed Parties

This Guide of Ethics and Business Conduct (“Guide”) governs all officers, managers, employees, contract workers and agents of Angiotech Pharmaceuticals, its divisions, and affiliates (“Governed Party, Governed Parties”).

This Guide is not a contract of employment.

Core Values

The enduring success of Angiotech is dependent on the decisions made every day by the Company’s officers, employees, contract workers and agents.  How these decisions are made is vital to our success and as a result, it is critical that all Governed Parties understand the Company’s expectations of conduct in the affairs of our business.

When conducting Company business, decisions and actions must be based on the principal values of honesty, fairness and integrity.  There is zero tolerance for fraud or dishonesty.  Decisions must be based on fact and good reason; not bias or prejudice.  The standards of right and wrong as defined by the Standards set forth in this guidebook must govern all decisions.

Personal Accountability

This guidebook outlines the personal responsibilities of Governed Parties with respect to the Company’s standards of behavior and business conduct.  Angiotech Policies and Standard Operating Procedures provide further guidance.  Each employee must acknowledge receipt of this guidebook and confirm in writing their commitment to following the Guide of Standards and Business Conduct.

As industry regulations change, Angiotech will also revise and renew its standard operating procedures and policies. It is important for Governed Parties to annually revisit and renew their understanding of required standards of behavior and business conduct.

Officers and Manager’s Accountability

Officers and Managers are expected to lead by example.  In addition, they are expected to promote the Company’s standards and practices and encourage dialogue around potential situations of compromise or concern.  Prompt response to employee’s real concerns and protection of employees against any retaliation for expressing concerns is required.

Compliance with Guide

All Governed Parties must comply with this Guide, which is deliberately designed to support good decisions and proper actions, to help prevent wrong decisions and incorrect actions, and to help adherence and compliance with the laws, rules and regulations that apply to Angiotech’s business.

All Governed Parties are expected to understand how this Guide applies to their own jobs, business decisions and activities.  If Governed Parties do not understand the Guide, then they must seek clarification and counsel from an Approved Person. The Compliance Program will direct persons to an Approved Person for clarification and counsel.

All Governed Parties are covered by this Guide and are expected to not only conduct their affairs in compliance with the Guide, but to support and encourage compliance by all other Governed Parties.

Advancement and compliance with this Guide are part of the performance evaluation of Governed Parties.

The Compliance Program

Angiotech recognizes that many decisions are not straightforward. If a Governed Party has any questions or difficulties in understanding the Guide or any other related Angiotech standard, policy or procedure, please contact an Approved Person.  An Approved Person is your manager, another manager if your manager is not available, a Human Resources representative, a Legal Department representative, the head of your operating division or the Chief Compliance Officer.  In the case where a Governed Party becomes conscious of any violations or potential violations of the Guide, they must promptly notify an Approved Person or choose a contact method as outlined in the Compliance Program Contact information below.  A Governed Party may also pursue complaints or concerns through the Company’s Whistleblower mechanism outlined below. Such notification may be made anonymously. Any reports or concerns are kept confidential to the extent possible while still allowing Angiotech to investigate and take appropriate action.

Angiotech will not tolerate retaliation against a Governed Party whom makes a report according to this Guide regarding a violation or potential violation of the Guide.

Compliance Program Contact Information

To Contact the Chief Compliance Officer:

David M. Hall

Telephone:

604-221-7676
Fax:

604-221-2330

Written communications to be marked:

“Confidential: to be opened by the Chief Compliance Officer only”

To contact the confidential Whistleblower mechanism, employees should refer to information on Angiotech’s corporate intranet.

ANGIOTECH STANDARDS

Honest and Ethical Conduct

Standard 1: Fair Dealing

Governed Parties are required to conduct business honestly and ethically with Angiotech and on Angiotech’s behalf in all matters including, but not limited to, dealing with Angiotech’s customers, suppliers, competitors, fellow employees and any other Company stakeholders.  Governed Parties are required to treat people fairly, must not take advantage of anyone or any party through manipulation, concealment, abuse of privilege or through the use of undisclosed information, or misrepresentation of material facts.

Standard 2: Avoiding Conflict of Interest

Governed Parties must avoid actual or apparent conflicts of interest with the Company.  A conflict of interest can occur when a Governed Party acts or has interests that may make it problematic to perform Angiotech work objectively and efficiently.

Governed Parties must avoid any investment, interest or association that could interfere or might interfere with the independent exercise of good judgement and obligations to perform in the best interests of Angiotech.  General examples include but are not limited to the following:

1.

Governed Parties must deal with all suppliers, customers, and all other persons doing business with Angiotech in a completely fair and objective manner without any preference to personal and/or financial relationships.

2.

Governed Parties are prohibited from accepting or giving to any supplier, customer, or competitor any gift or entertainment except as allowed under “Gifts, Meals and Entertainment”.

3.

Governed Parties may not do business on behalf of Angiotech with a family member or a close relative, unless the transaction is disclosed in writing to and approved by the Chief Compliance Officer, who has determined and documented such finding, that the transaction is on arms–length terms and is consistent with the purposes of this Standard.

A close relative (“Close Relative”) would include, for example, at a minimum, a spouse, domestic partner, parent, parent–in–law, sibling, sibling–in–law, child or son/daughter–in–law, or stepparent, stepsibling, or stepchild.

4.

Governed Parties may not, directly or indirectly, have a financial interest in any firm or company which is a competitor of Angiotech if such financial interest represents a material percentage of the total net worth of the Governed Party, or if such ownership creates a direct conflict of interest for the Governed Party in connection with work the being performed at Angiotech or on behalf of Angiotech by the Governed Party.

5.

Governed Parties either directly or indirectly, may not have a financial interest in or hold any employment, managerial, directorial, consulting or other position with any firm or company which does or seeks to do business with Angiotech, if such interest or position may influence any decision that a Governed Party might make during their duties as a Governed Party.

Governed Parties must disclose to their respective functional reporting Executive responsible for a Governed Party’s function, the existence of any such interest or position, whether actual or proposed. The Executive must review and document such review with the Chief Compliance Officer, and together they will determine whether the existence of such interest or position is or may be in conflict with this Standard or otherwise detrimental to the best interest of Angiotech or any of its operations. If it is determined that the disclosed conflict is detrimental to the best interests of Angiotech, such steps as are necessary to correct the situation must be immediately undertaken and confirmation of such steps be established with the Executive and the Chief Compliance Officer.

6.

Loans from Angiotech to, or guarantees by Angiotech of obligations of, Governed Parties and their respective household members and close relatives may create conflicts of interest and is prohibited. Sarbanes Oxley legislation prohibits personal loans from public corporations to directors and executive officers.

Standard 3: Angiotech Circumstantial Opportunities

Governed Parties must advance Angiotech’s business interests when the opportunity to do so arises.

If a Governed Party is presented with an opportunity related to Angiotech’s business interests, the Governed Party must first offer that opportunity to Angiotech. A Governed Party may not:

1.

Take personally, or for a Close Relative, an opportunity that is presented through the use of Angiotech property, information or position.

2.

Use Angiotech property, information, or position for personal gain.

3.

Hold any employment, managerial, directorial, consulting or other position with any firm or company which is a competitor of Angiotech.

Standard 4: Gifts, Meals and Entertainment

Governed Parties must comply with Angiotech’s standards, policies and procedures regarding gifts, meals and entertainment.

Governed Parties may not seek, accept, offer, promise, or give (directly or indirectly) anything of value—including payments, fees, loans, services, entertainment, favors or gifts—from or to any person or firm as a condition or result of doing business with Angiotech.

Subject to the aforementioned prohibitions and to the additional policies and standard operating procedures referred to below:

1.

Angiotech’s Standard are intended to permit gifts of reasonable value, normal business meals and entertainment, the exchange of customary reciprocal courtesies between employees of Angiotech and their business associates, and similar customary and reasonable expenditures to promote general business goodwill; and

2.

Reasonable expenditures for gifts to, meals for, and the entertainment of business contacts may be made if the expenditures are appropriate and are correctly recorded on the books of the paying entity.

Standard 5: Accuracy of Books, Records and Accounts

Governed Parties will ensure the accuracy and integrity of Angiotech’s books, records and accounts by following the following standards:

1.

All Angiotech books, records and accounts must truthfully reflect the nature of the transactions recorded. Books and records include but are not limited to ledgers, vouchers, bills, invoices, time sheets, expense reports, payroll and benefits records and other essential company data.

2.

All assets and liabilities of Angiotech must be properly recorded in the regular books of account.

3.

No undisclosed or unrecorded fund or asset shall be established in any amount for any purpose.

4.

No transaction or arrangement shall be structured to circumvent Angiotech’s internal control system.

5.

No false or artificial entries shall be made for any purpose.

6.

No payment shall be made, nor a purchase price agreed to, with the intention or understanding that any part of such payment to be used for any purpose other than that described in the document supporting the payment.

With respect to reporting of complaints or concerns regarding accounting, internal accounting controls, or auditing matters, Governed Parties are directed to the Compliance Program. above.

Standard 6: Protection of Confidential Information of Customers and Others

Governed Parties will guard the confidential information of customers, suppliers and other parties which we receive in the course of conducting Angiotech business.

Governed Parties must not accept non–public information provided by a customer, supplier or other party with the condition or understanding that it is to be kept confidential unless such information is subject to a written confidential disclosure agreement or confidentiality provision drafted or approved by Angiotech’s Legal Department.

Confidentiality of information entrusted to Angiotech Governed Parties by a customer or other third party must be kept confidential, except when disclosure is legally mandated as determined by the Angiotech’s Legal Department.

Governed Parties must not attempt to gather or accept confidential information of or about a competitor in an illegal or unethical manner.

If a Governed Party brings confidential information from a previous employer or from any other entity with which a Governed Party was previously affiliated, the Governed Party is expected to keep such information confidential. Angiotech will not require and does not want Governed Parties to use or disclose such information in their capacity with Angiotech.

Public Disclosures (Also see separately Angiotech’s Disclosure Policy)

Standard 7: Full, Fair, Plain, Accurate, Timely and Understandable Disclosures

Governed Parties will ensure that, in all reports and documents filed with or submitted to Angiotech’s governing regulatory bodies in the United States and Canada and in other public communications made by Angiotech, Angiotech’s disclosures are full, fair, plain, accurate, timely and understandable.

Governed Parties must ensure that Angiotech’s public disclosures comply with all applicable securities laws, including all applicable financial reporting and accounting regulations. Strict compliance with Corporate and Divisional accounting policies and procedures is required, as is full cooperation with internal and external auditors.

Compliance with Laws

Standard 8: Compliance with Laws

Governed Parties are required to familiarize themselves with all the laws, rules and regulations that apply in the areas within the scope of our work responsibilities, including, as applicable, the following areas. Contact the Legal Department for advice in any area where you have questions.

1.

Health Product Laws

Governed Parties must comply with all laws, rules and regulations applicable to their respective work responsibilities in every country in which Angiotech does business.

Governed Parties must comply with all applicable laws, rules, regulations, consent decrees and other orders of Canada’s Health Products and Food Branch and the United States Food and Drug Administration and any other similar governmental authorities in other countries where Angiotech does business governing research, development, manufacture, distribution and promotion of its human health products.

Governed Parties must comply with all applicable requirements regarding the proper uses and tracking of health products under applicable laws, rules and regulations in the countries where Angiotech does business.

2.

Laws Relating to Government Health Care Programs

Governed Parties must comply with the laws relating to government health care programs in each country where Angiotech does business.

In many countries Angiotech products are reimbursed or purchased by governments and government funded programs.  These programs are generally regulated through laws affecting the coverage and reimbursement of Angiotech products as well as the sale and marketing of those products.  Governed parties and Angiotech are committed to full compliance with government requirements.

3.

Antitrust and Competition Laws

When Governed Parties are dealing with competitors, the following policies shall apply:

a.

Governed Parties may not enter into any agreement or understanding that has the purpose or effect of improperly restraining competition. Illegal agreements or understandings among competitors include price fixing, market allocation, and bid rigging.

b.

Governed Parties may not exchange, discuss, or benchmark with any competitor information relating to Angiotech prices or pricing policies, distribution policies, supplier pricing or selection, customer selection or classification, credit policies, advertising policies or any other similar competitive information.

c.

Governed Parties may not participate in any formal or informal trade association or other meetings with competitors at which agreements or understandings of the type described in paragraph (a) are being made or at which competitive information of the type described in paragraph (b) is being exchanged or discussed.

4.

Insider Trading Laws (Also see separately Angiotech’s Securities Trading Policy)

If a person possesses material non–public information concerning a company that issues publicly–traded securities, it is generally illegal for the person to trade in securities of that company or to “tip” others who might trade in such securities.  Material Information, under Canadian and U.S. Securities laws and for the purposes of this Guide, is any information relating to the business and affairs of a company that results in or would reasonably be expected to result in a significant change in the market price or value of a company’s listed securities, and includes a Material Change. A Material Change under Canadian and U.S. Securities laws and for the purposes of this Guide is defined as a change in the business, operations or capital of the Company that would reasonably be expected to have a significant effect on the market price or value of any of the securities of the Company. It also includes a decision to implement such a change made by the Board of Directors of the issuer or by senior management of the Company who believe that confirmation of the decision by the Board of Directors is probable.

Specific examples of material information include generally unanticipated changes to revenues, annual and quarterly earnings or dividend rates, significant write-offs or significant increases in reserves, public offerings of any Angiotech securities, significant acquisitions or dispositions, joint ventures, proposed tender offers or stock splits, and senior management changes.  Information regarding major new product developments, collaborations, suppliers, customers, contract awards or terminations, expansion plans, or significant litigation or regulatory proceedings may also fall into the category of material information.

All Governed Parties covered and third parties who are in a confidential relationship with Angiotech (as well as such individuals’ household members and close relatives), shall not trade in or recommend the purchase or sale of Angiotech’s common shares (or any other equity or debt securities of Angiotech) while they are in possession of material information regarding the operations or prospects of Angiotech that has not been publicly disclosed and disseminated.

Governed Parties shall also similarly abstain from trading in, or recommending the purchase or sale of the securities of any other company that issues publicly–traded securities of which they have obtained material non–public information as a result of their employment by or affiliation with Angiotech.

Governed Parties shall not disclose any such material non–public information to third parties except when done for valid business purposes under executed confidential disclosure agreements. In addition, Governed parties must have no reason to believe the information will be misused or the disclosure might otherwise violate Canadian Securities laws or US Federal securities laws or regulating health authorities where ever Angiotech operates.

Canadian and United States securities laws prohibit selective disclosures of material non–public information to third parties who are not bound by confidentiality agreements or certain confidential relationships to preserve the confidentiality of such information. Governed Parties should consult with the Legal Department before making disclosures to third parties that might constitute selective disclosure or if they believe a selective disclosure may have already been made by inadvertence or otherwise.

To prevent violations of these laws and avoid even the appearance of impropriety, Angiotech may impose “blackout periods” during which certain covered persons should not engage in any transactions involving Angiotech’s securities. Affected covered persons will be notified of any such blackout period.

The foregoing restrictions are not intended to prevent Governed Parties from having trades executed pursuant to properly established and administered “Rule 10b5–1 Plans” which may be used to permit trading pursuant to certain kinds of prearranged plans even if a Governed Party subsequently comes into possession of material non–public information. Contact the Legal Department to establish such a Plan.

5.

Laws Relating to Payments to Government Officials/Employees

Governed Parties may not directly or indirectly pay, give, offer, or promise any form of bribe, gratuity, or kickback to any government official or employee.

Governed Parties must comply with the United States Foreign Corrupt Practices Act, and with similar laws elsewhere, that apply to payments to government officials/employees of other countries.

Under the Foreign Corrupt Practices Act, Governed Parities may not directly or indirectly pay, give, offer, or promise money or anything of value to any officer, employee or representative of a government outside the United States or of a public international organization, or to any political party, party official, or candidate for political office outside the United States in order to (1) secure an improper advantage in obtaining, retaining, or directing business,

(2) influence any act or decision of the recipient in an official capacity, or (3) induce the recipient to do or omit to do an act in violation of such person’s lawful duty.

An example of an impermissible indirect activity would be a payment made through an intermediary or agent where a Governed Party knows or should be aware that such payment would be passed along for prohibited purposes.

6.

Laws Relating to Equal Employment Opportunity and Workplace Harassment

Angiotech’s policy is to provide employment opportunities without regard to race, religion, color, national origin, sex, age, ancestry, citizenship, veteran status, marital status, sexual orientation, or disability or any other reason prohibited by law. Decisions as to hiring, promotion and other aspects of the employment relationship should be based solely upon job–related qualifications.

Angiotech also prohibits sexual harassment, as well as harassment based on any of the other characteristics listed above, and will take appropriate action to eliminate prohibited harassment and remedy the effects of such harassment.

7.

Laws Relating to Data Privacy

Angiotech is committed to the protection of individuals’ privacy. Governed Parties must comply with applicable privacy laws, rules and regulations wherever Angiotech does business, and in all aspects of its business. Those laws, rules and regulations are complex and differ from country to country. If anyone has a question or concern about collecting, using, disclosing or storing an individual’s information, either within Angiotech or in a relationship with a third party, contact the Legal Department for advice before proceeding.

8.

Laws Relating to the Environment

Governed Parties must comply with all applicable environmental laws, rules and regulations in all countries where we do business.

9.

Laws Relating to Political Contributions

Except as permitted by applicable law, Governed Parties will not provide or promise Angiotech funds or services for political purposes to any political party or any candidate for, or incumbent in, any public office. Governed Parties may not make any contributions on behalf of Angiotech without the prior written approval of the Chief Compliance Officer.  The only time the Chief Compliance Officer may approve political contributions is when there has been a determination that the payment or the furnishing of services is acceptable under the laws and consistent with the standards of business ethics and conduct of the country involved.

10.

Customs, Anti-boycott, Embargo, and Trade Control Laws

While importing or exporting products, services, information or technology, Governed Parties  we will comply with all applicable customs, anti-boycott, embargo, and trade control laws, rules and regulations.

Employees who have any responsibility for the importation or exportation of products, services, or funds or the transfer or disclosure of technology must be thoroughly familiar with and comply with these laws, rules and regulations.

11.

Anti–money Laundering Laws

Governed Parties must comply with all applicable anti–money laundering laws, rules and regulations of Canada, the United States and other countries having comparable laws.

The anti–money laundering laws prohibit Governed Parties from knowingly engaging in a financial transaction where the funds involved in the transaction were derived from illegal activities. If a Governed Party believes that the other party to a business transaction is engaged in any illegal activity or is using proceeds derived from an illegal activity, approval must obtained from the Legal Department prior to entering into the transaction.

Compliance with Angiotech Standards, Policies and Procedures

Standard 9: Compliance with Angiotech Standards, Policies and Procedures

Governed Parties must comply with all Angiotech standards, policies and procedures applicable to their respective work responsibilities.

Protection of Employees and Resources

Standard 10: Protection of Angiotech’s Assets

Governed Parties will take all steps required to protect Angiotech’s assets, and promote their efficient and legitimate business use.  Governed Parties must safeguard Angiotech’s assets against loss, damage, carelessness, waste, misuse and theft.  Angiotech’s assets, such as intellectual property, electronic media, work time, equipment, funds, products and services, are intended for legitimate business use.  Governed Parties must use Angiotech’s assets efficiently and for legitimate business purposes, never for illegal or unethical purposes.

Standard 11: Protection of Angiotech’s Confidential Information

Governed Parties must protect Angiotech’s confidential information. The disclosure of confidential information regarding Angiotech’s business, financial, legal, regulatory or scientific operations, whether intentional or accidental, can adversely affect the financial stability and competitive position of Angiotech and the job security of its employees. Because of this risk of harm to Angiotech and its employees, Governed Parties must not, during the term of their employment by or affiliation with Angiotech or thereafter, disclose to third parties any confidential information obtained during the course of employment or affiliation except pursuant to a confidential disclosure agreement or confidentiality provision drafted or approved by the Legal Department, unless such disclosure is legally mandated as determined by the Legal Department.

“Confidential Information” means all non–public information in Angiotech’s possession, whether through internal or external development, that might be of use to competitors, or harmful to the financial stability or competitive position of Angiotech if disclosed, including but not limited to:

1.

Discoveries, inventions, improvements and innovations whether or not patentable, copyrightable or trademarkable.

2.

Methods, processes and techniques, including manufacturing process information, and all knowhow related to the Company’s products.

3.

Shop practices.

4.

Formulae, compounds and compositions.

5.

Organisms.

6.

Biological materials.

7.

Computer software.

8.

Equipment.

9.

Research, clinical and pharmacological data.

10.

Regulatory filings and approval dates.

11.

Marketing and sales information.

12.

Personnel data

13.

Customer lists.

14.

Financial, pricing and accounting data.

15.

Supplier data (names of suppliers, pricing, sources of supply, and anticipated requirements).

16.

Results of regulatory inspections/ audits.

17.

Business plans, and updates to business plans.

18.

Potential acquisitions, licenses or other business deals.

19.

Potential divestitures.

20.

Potential equity interests.

21.

All other know–how and trade secrets.

Standard 12: Employee Health and Safety

Governed Parties are required to protect the health and safety of Angiotech employees.

Angiotech is committed to protecting the health and safety of its employees. Governed Parties must act promptly to address any unhealthy or unsafe condition. This includes taking steps to protect the physical safety and security of Angiotech employees.

To meet this goal, each Governed Party and employee has responsibilities. Governed Parties must follow health and safety requirements. Governed Parties must observe established safe work practices to ensure our own safety and that of co–workers. This includes reporting to work free from the influence of drugs or alcohol that could impair one’s ability to work safely and conscientiously.

If a Governed Party is involved in, or knows of, an accident or dangerous situation, they are required to report it to management promptly and, when appropriate, take corrective action.

Standard 13: Harassment

Governed Parties are required to provide and participate in a harassment free workplace.

All Governed Parties have the right to work in an environment free from harassment or unwelcome offensive or improper conduct. Sexual harassment or harassment based on race, gender, color, religion, national origin, age, sexual orientation, gender identity or expression, disability or any other status protected by law will simply not be accepted by the Company. Prohibited conduct includes but is not necessarily limited to: unwelcome sexual advances, requests for sexual favors, obscene gestures, displaying sexually graphic magazines, calendars, or posters, sending sexually explicit, racially offensive or derogatory e-mails or voice-mails, and other verbal or physical conduct of a sexual or offensive nature, such as uninvited touching of a sexual nature or sexually-related comments.

The Company will promptly investigate and resolve any claims of harassment when disclosed or identified. Governed Parties are expected to promptly report incidents of harassment to their immediate supervisor, a higher level of management, or a Human Resources representative.  All claims will be promptly addressed by the Company.

All incidents reported by a Governed Party will be investigated with an effort to keep the source of the report confidential except where the company finds disclosure necessary for resolution. Where inappropriate conduct has occurred, specific disciplinary actions, up to and including discharge where appropriate, will be implemented. Any Governed Party whom, in good faith, reports a possible violation of this Guide will be protected from any form of retaliation.

Standard 14: Electronic Media Usage

Governed Parties must use Angiotech’s electronic media for legitimate business purposes.

Angiotech provides access to and use of electronic mail, voicemail, the intranet, the Internet, and other electronic media for the purpose of conducting business.

Government Parties may not use Angiotech’s electronic media for any purposes that violate applicable laws, rules and regulations or Angiotech standards, policies or procedures. This includes transmission of threatening, obscene or harassing materials.

Incidental personal use of electronic media that does not interfere with Angiotech’s business or an employee’s performance of his or her responsibilities is acceptable, as long as such use does not include illegal, unethical or otherwise offensive subject matter.

Except as otherwise provided by applicable law, no officer or employee has any right to privacy regarding use of or access to any electronic media provided by or through Angiotech. Angiotech may monitor or access officer or employee use of its electronic media at any time in accordance with applicable law.

Accountability for Adherence to the Guide

Governed Parties are responsible for their decision–making and for adherence to the Standards set forth in this Code.

Internal Investigations

Angiotech will promptly investigate all alleged violations and potential violations of this Code, or of any related Angiotech standard, policy or procedure.  Any allegations will be treated confidentially, to the extent consistent with Angiotech’s interests and its legal obligations.

The Compliance Department will direct all such internal investigations. No person covered by this Guide may conduct his or her own investigation.  Governed Parties are expected to cooperate in the investigation of an alleged violation of the Guide.

If Angiotech determines that corrective action is necessary to fix a problem and avoid the likelihood of its recurrence, Angiotech will promptly decide what steps to take, including legal proceedings when appropriate.

Disciplinary Action

To the extent legally permissible under applicable law, appropriate disciplinary action will be taken, in relation to this Guide or any related Angiotech standard, policy or procedure, for:

1.

Authorization of or participation in violations.

2.

Failure to report a violation or potential violation.

3.

Refusal to cooperate in the investigation of an alleged violation.

4.

Failure by a violator’s supervisor(s) to detect and report a violation, if such failure reflects inadequate supervision or lack of oversight.

5.

Retaliation against an individual for good faith reporting of a violation or potential violation.

Disciplinary action may, when appropriate, include dismissal.

Certification

All officers and employees must certify, in writing or electronically, that they have received, read, understood, and shall abide by this Guide.

Waivers and Amendments

Any waiver of this Guide for a Corporate Officer may be made only by the Governance & Nominating Committee of the Angiotech board of directors. Any waiver of this Guide for a person covered by this Guide who is not a Corporate Officer may be made only by the Chairman of the Board and Chief Executive Officer (or designee).

Angiotech will make public disclosure, as and to the extent required by applicable laws, rules and regulations, of waivers of, or amendments to, this Guide.

Certification Form

Angiotech Pharmaceuticals Guide of Standards and Business Conduct Certification

As a Governed Party and as applicable to my work responsibilities:

1.

I will deal honestly and ethically with Angiotech and on Angiotech’s behalf in all matters.

2.

I will avoid actual or apparent conflicts with Angiotech’s interests.

3.

I will advance Angiotech’s business interests when the opportunity to do so arises.

4.

I will comply with Angiotech’s standards, policies and procedures regarding gifts, meals and entertainment.

5.

I will ensure the accuracy and integrity of Angiotech’s books, records and accounts.

6.

I will protect the confidential information of customers and others which I receive in the course of conducting Angiotech business.

7.

I will ensure that, in all reports and documents filed with or submitted to Canadian Securities authorities or the United States Securities and Exchange Commission by Angiotech
and in other public communications made by Angiotech, Angiotech’s disclosures are full, fair, accurate, timely and understandable.

8.

I will comply with all laws, rules and regulations applicable to my work responsibilities in every country in which Angiotech does business.

9.

I will comply with all Angiotech standards, policies and procedures.

10.

I will protect Angiotech’s assets, and promote their efficient and legitimate business use.

11.

I will protect Angiotech’s confidential information.

12.

I will protect the health and safety of Angiotech employees.

13.

I will use Angiotech’s electronic media for legitimate business purposes.

14.

I certify that I have received, read, understood and will abide by the
Code of Ethics and Business Conduct.

____________________________________________ Signature	__________________ Date
____________________________________________ Name